Wessex House, 5th Floor 45 Reid Street, Hamilton HM 12 P.O. Box HM 339, Hamilton HM BX BERMUDA Tel: 441-278-9250 Fax: 441-278-9255

May 3, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Arch Capital Group Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No.  001-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated April 29, 2013, setting forth comments of the staff of the Securities and Exchange Commission relating to the Form 10-K for the year ended December 31, 2012 of Arch Capital Group Ltd. (the “Company”) (File No. 001-16209). As previously discussed by telephone on May 1, 2013, the Company proposes to provide its responses to the comment letter on or before May 27, 2013.

If you have any questions in the interim, please do not hesitate to telephone me at 441-278-9253 or Louis Petrillo at 914-872-3610.

Sincerely,

/s/ Mark D. Lyons
Mark D. Lyons
Executive Vice President and Chief
Financial Officer

cc:                                Dana Hartz, SEC

Joel Parker, SEC

John Schuster, Cahill Gordon & Reindel LLP